Skadden, Arps, Slate, Meagher & Flom llp

222 BAY STREET
SUITE 1750, P.O. BOX 258
TORONTO, ONTARIO
M5K IJ5
________
TEL: (416) 777-4700
FAX: (416) 777-4747

                October 16, 2007

Via EDGAR and by Hand

Ms. Cecilia Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549 – 7010

Re:	ACE Aviation Holdings Inc.
Responses to Comments of the Staff of
the Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 30, 2006
Form 6-K Filed on August 14, 2006
File No. 0-51034

Dear Ms. Blye:

Set forth below is the response of ACE Aviation Holdings Inc., a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated September 21, 2006 (the "Comment Letter"), with respect to the Company's Form 6-K furnished to the Commission on August 14, 2006 (File No. 0-51034).

The Company files reports pursuant to Section 13(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to its Class A Variable Voting Shares and its Class B Voting Shares (together, the "Common Shares").  However, the Common Shares are not listed on any United States stock exchange.  The Company's subsidiary, Air Canada, which is a public company in Canada with its common shares listed on the Toronto Stock Exchange, conducts mainline air carrier operations.  The Company owns 75% of the outstanding

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 16, 2007

common shares of Air Canada.  The common shares of Air Canada are not registered under the Exchange Act and Air Canada does not have a reporting obligation under Sections 13(a) or 15(d) of the Exchange Act.  Touram Limited Partnership (doing business as “Air Canada Vacations”) is a wholly-owned subsidiary of Air Canada.  Air Canada and Air Canada Vacations have provided the Company with certain of the information set forth in this letter.

For the convenience of the Staff, the text of the Commission’s comments in the Comment Letter has been duplicated in bold type to precede the Company's responses.

1.
We note the disclosure on page 12 of your Form 6-K that your majority-owned subsidiary, Air Canada, flies to Cuba.  Cuba is identified as a state sponsor of terrorism by the U.S. Department of State and subject to U.S. sanctions and export controls.  Your Form 40-F does not include any information on Air Canada's Cuban operations.  Please describe for us your past, current and anticipated operations in, and other contacts with, Cuba, whether through subsidiaries or other direct or indirect arrangements.  Your response should include discussion of whether you have offices, facilities, sales agents, or other employees in Cuba, and the extent to which your dealings or arrangements have been with the government of Cuba, or entities affiliated or controlled by that government.

None of the Company, Air Canada or Air Canada Vacations, is subject to the Cuban Assets Control Regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).  None of these entities are incorporated, headquartered, or has its principal place of business in the United States.  Neither the Company nor Air Canada Vacations has an office in the United States.  Air Canada has a reservations call centre and a small sales office in Florida, but no senior management in the United States.

Air Canada provides direct passenger service to 161 destinations around the world, including Cuba, as permitted by the Air Transport Agreement between the Government of Canada and the Government of the Republic of Cuba.

Air Canada Vacations offers a variety of leisure vacation package options for Canadians to the Caribbean (including Cuba), Asia, Central and South America and the United States. These packages include: air transportation supplied by Air Canada and its Star Alliance® partners, hotel accommodation, cruises and airport transfer/car rentals.

Neither Air Canada nor Air Canada Vacations owns or leases offices or facilities in Cuba and neither of them has employees in Cuba.  Air Canada Vacations does have relationships and contracts with various hotels and tourism companies in Cuba in order to facilitate the provision of packaged vacations.  Air Canada and Air Canada Vacations obtain local ground handling services (which include access to gates and baggage handling) on a contract basis from Empresa Cubana de Aeropuertos y Servicios Aeronáuticos S.A. (ECASA). Air Canada contracts with Solways Cuba for local transportation of passengers and with Commercial Take-Off S.A. for

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 16, 2007

local operational and customer services. In addition, as with all air operators which use Cuban airspace, Air Canada uses the air navigation (including overflight) services of ECASA.

Air Canada Vacations received from the Cuban Tourist Board office in Toronto, Canada $136,5851 from November 2006 to April 2007 to promote Cuba to Canadians.  This money was spent on Canadian newspaper and radio marketing.  Given Air Canada's approximately $10 billion of revenues in fiscal 2006, as a percentage of consolidated revenue of Air Canada or the Company, this amount is insignificant.

Air Canada does not know whether, or the extent to which, any of the above entities is affiliated with or controlled by the Government of Cuba.  However, subject to the foregoing, in the previous three years no payments have been made to the government of Cuba by Air Canada or Air Canada Vacations or have been received from the Government of Cuba by Air Canada or Air Canada Vacations.

2.
Please discuss the materiality of the operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three years concerning Cuba.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S. designated state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

_________________________

1Note all $ figures referred to are in Canadian dollars.

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 16, 2007

Your qualitative materiality analysis also should address whether, and the extent to which, the government of Cuba or persons or entities controlled by or affiliated with that government, receive cash or act as intermediaries in connection with your operations.

As noted above, neither the Company, Air Canada nor Air Canada Vacations is subject to the Cuban Assets Control Regulations administered by OFAC.  In any case, the operations in and other contacts with Cuba described above do not constitute a material risk for the Company’s shareholders.  The revenue relating to flights to and from Cuba and ground packages for the last three years has constituted less than 1.0% of consolidated revenue of Air Canada and approximately 0.8 % of consolidated revenue of the Company.

Air Canada has in place policies and procedures designed to prevent any facilitation by persons subject to the jurisdiction of the United States of travel arrangements from the United States to Cuba.  Air Canada's booking procedures prohibit all Air Canada employees (including employees of Air Canada Vacations) from facilitating in any way the travel arrangements of any customer from the United States to Cuba or from facilitating in any way the travel arrangements of a U.S. citizen from any originating city to Cuba.  In addition, Air Canada booking procedures prohibit all employees in Air Canada’s call centre and sales office in Florida from booking any flight to Cuba.   Air Canada also prohibits any U.S. persons employed by Air Canada or Air Canada Vacations from participating in any activities pertaining to Cuba.

Air Canada's business of flying between Cuba and Canada, including the arrangement of package holidays through Air Canada Vacations, is not material to Air Canada's overall business and represents an even smaller portion of the business of the Company.  The Company believes that the success or failure of this business does not constitute a material investment risk for investors in its Common Shares. Furthermore, as noted above, since neither the Company, Air Canada nor Air Canada Vacations is subject to the Cuban Assets Control regulations administered by OFAC, the risk of either entity incurring a monetary or other penalty under those regulations is not material.

*         *         *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 16, 2007

Kindly acknowledge your receipt of this response letter by stamping the attached copy of this letter and returning it to our messenger, who has been instructed to wait.

              Sincerely,

              Christopher W. Morgan

cc:	Brian Dunne, Executive Vice-President and Chief Financial Officer
(ACE Aviation Holdings Inc.)
James Losey, Esq.
(Skadden, Arps, Slate, Meagher & Flom LLP, Washington DC)